Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format

Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format

Index

Individual Statements of Comprehensive Income	2
Individual Statements of Financial Position	3
Individual Statements of Changes in Equity	4
Individual Statements of Cash Flows	5
Notes to the Condensed Individual Interim Financial Statements	6
Additional information required by Art. 12, chapter III, title IV of the National Securities Commission	26
Review Report
Report of the Supervisory Committee

     $ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Ciudad Autónoma de Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Individual Financial Statements

For the three- month period of the

Fiscal Year N° 22 commenced January 1, 2019

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company
in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
629,252,640 Preferred shares of AR$ 1 par value with no voting rights	629,252,640	629,252,640
	887,769,939	887,769,9391,652

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

 Statement of Comprehensive Income

For the three month periods ended at March 31, 2019 and 2018

	03.31.19	03.31.18
	$
Continuous Operations
Revenue (Note 3)	7,113,954,010	6,297,710,583
IFRIC 12 - paragraph 14 Credit (Note 5)	2,298,290,404	1,271,322,868
Cost of service (Note 10)	(4,105,759,488)	(3,509,737,978)
IFRIC 12 - paragraph 14 Debit	(2,296,509,229)	(1,269,208,987)
Gross Profit	3,009,975,697	2,790,086,486
Distribution and selling expenses (Note 10)	(441,769,841)	(387,649,220)
Administrative expenses (Note 10)	(278,199,106)	(322,550,528)
Other income and expenses, net (Note 3)	175,763,778	147,431,142
Operating profit	2,465,770,528	2,227,317,880

Finance Income (Note 3)	443,712,599	(52,682,886)
Finance Costs (Note 3)	(818,850,377)	(75,535,853)
Result from exposure to changes in the purchasing power of the currency	(404,481,637)	(427,630,150)
Result of investments accounted for using the equity method (Note 4)	(504,278)	(3,712,197)
Income before Income Tax	1,685,646,835	1,667,756,794
Income Tax (Note 3)	494,791,723	(649,576,797)
Income for the period for continuous operations	2,180,438,558	1,018,179,997
Net Income for the period	2,180,438,558	1,018,179,997
Other comprehensive income	-	-
Comprehensive Income for the period	2,180,438,558	1,018,179,997

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations	8.4220	3.9264

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Financial Statements audited for the year ended at December 31, 2018.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

 Statement of Financial Position

At March 31, 2019 and December 31, 2018

	03.31.19	12.31.18
	$
Assets
Non current Assets
Investments accounted for by the equity method (Note 4)	107,735,055	108,239,333
Intangible Assets (Note 5)	41,194,015,419	39,816,506,828
Rights of use	170,824,083	-
Other receivables (Note 3)	4,406,724,938	4,526,320,914
Total Non- Current Assets	45,879,299,495	44,451,067,075
Current Assets
Investments	-	208,488,959
Other receivables (Note 3)	962,475,955	1,152,430,100
Trade receivables, net (Note 3)	2,748,794,656	2,594,537,390
Cash and cash equivalents (Note 3)	4,614,315,319	4,332,700,918
Total Current Assets	8,325,585,930	8,288,157,367
Total Assets	54,204,885,425	52,739,224,442

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares	258,517,299	288,965,919
Preferred shares	629,252,640	703,367,117
Share Premium	137,280,595	153,449,744
Adjustment of capital	8,076,892,213	7,956,159,967
Legal and facultative reserve	9,665,556,681	9,665,556,681
Retained earnings	8,822,944,531	6,642,505,973
Total Sharehoders’ Equity	27,590,443,959	25,410,005,401

Liabilities
Non- Current Liabilities
Accounts payable and others (Note 3)	78,416,631	98,139,826
Borrowings (Note 6)	15,108,717,744	15,205,583,112
Lease liabilities	62,644,323	-
Deferred income tax liabilities	4,393,939,047	5,761,176,757
Provisions and other charges (Note 9)	145,636,083	146,538,401
Total Non- Current Liabilities	19,789,353,828	21,211,438,096
Current Liabilities
Fee payable to the Argentine National Government (Note 7)	356,875,211	363,508,457
Accounts payable and others (Note 3)	2,959,067,188	3,425,462,312
Income tax, net of prepayments	413,447,243	-
Borrowings (Note 6)	2,464,813,183	1,881,782,365
Lease liabilities	119,792,546	-
Provisions and other charges (Note 9)	511,092,267	447,027,811
Total Current Liabilities	6,825,087,638	6,117,780,945
Total Liabilities	26,614,441,466	27,329,219,041
Total Shareholders’ Equity and Liabilities	54,204,885,425	52,739,224,442

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Financial Statements audited for the year ended at December 31, 2018.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Changes in Equity

At March 31, 2019 and 2018

	Attributable to majority equity shareholders of the Company
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Retained Earnings	Total
	$
Balance at 01.01. 19	258,517,299	629,252,640	137,280,595	8,076,892,213	351,808,374	9,313,748,307	6,642,505,973	25,410,005,401
Net Income for the period	-	-	-		-	-	2,180,438,558	2,180,438,558
Balance at 03.31.19	258,517,299	629,252,640	137,280,595	8,076,892,213	351,808,374	9,313,748,307	8,822,944,531	27,590,443,959

Balance at 01.01. 18	258,517,299	616,914,353	137,280,595	8,070,139,180	400,922,966	5,411,803,120	9,280,927,214	24,176,504,727
Adjustment IFRS 9	-	-	-	-	-	-	89,208,497	89,208,497
Balance at 01.01.18 restated	258,517,299	616,914,353	137,280,595	8,070,139,180	400,922,966	5,411,803,120	9,370,135,711	24,265,713,224
Net Income for the period	-	-	-	-	-	-	1,018,179,997	1,018,179,997
Balance at 03.31.18	258,517,299	616,914,353	137,280,595	8,070,139,180	400,922,966	5,411,803,120	10,388,315,708	25,283,893,221

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Financial Statements audited for the year ended at December 31, 2018.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

 Individual Statements of Cash Flows

At March 31, 2019 and 2018

		03.31.19	03.31.18
	Notes	$
Cash Flows from operating activities
Net Income for the period		2,180,438,558	1,018,179,997
Adjustments for:
Amortization of intangible assets	5	920,781,813	666,130,055
Depreciation right of use	10	27,752,700	-
Specific allocation of accrued and unpaid income	7	356,875,211	302,774,846
Income Tax	3	(494,791,723)	649,576,797
Income of investments accounted for by the equity method	4	504,278	3,712,197
Bad debts provision	8	85,033,807	6,582,376
Accrued borrowing interest costs	6	297,691,769	222,023,520
Accrued deferred revenues and additional considerations	9	(87,319,996)	(60,512,475)
Accrued exchange differences		379,359,339	(199,819,290)
Provision for litigation	9	1,791,310	4,563,405
Adjustment effect for inflation		67,791,896	(653,054,544)
Changes in operating assets and liabilities:
Changes in trade receivables		(512,680,002)	356,985,056
Changes in other receivables		(288,825,398)	1,460,951,128
Changes in accounts payable and others		(114,832,934)	(1,135,971,873)
Changes in liabilities for current income tax		(355,636,933)	(291,727,890)
Changes in provisions and other charges		189,490,850	3,445,075
Changes in fee payable to the Argentine National Government		(325,205,217)	(260,729,552)
Changes in intangible assets		(2,297,528,617)	(1,252,366,772)
Income tax paid		(103,361,811)	(343,269,607)
Net Cash(applied to)/ provided by operating activities		(72,671,100)	497,472,450

Cash flow from investment activities
Collection of other current investments		202,554,910	-
Net cash flow generated in financing activities		202,554,910	-

Cash Flow from financing activities
Payment of leases		(27,551,637)	-
Borrowings paid- principal	6	(14,646,243)	(24,924,125)
Borrowings paid- interests	6	(274,914,643)	(215,779,804)
Dividends paid	9	-	(73,907,633)
Net Cash Flow used in financing activities		(317,112,523)	(314,611,562)

Net (Decrease) Increase in cash and cash equivalents		(187,228,713)	182,860,888

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period (*)		4,332,700,918	3,762,929,342
Net (Decrease) Increase in cash and cash equivalents		(187,228,713)	182,860,888
Effect of inflation generated by cash and cash equivalents		350,541,819	(110,124,155)
Foreign Exchange differences		118,301,295	31,131,947
Cash and cash equivalents at the end of the period		4,614,315,319	3,866,798,022
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	761,787	18,956,096
Dividends on preferred shares		3,209,188	3,146,,263

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Financial Statements audited for the year ended at December 31, 2018.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos) (the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. We can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2018 is still pending.

Likewise and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The current note to the Condensed Individual Interim Financial Statements does not reflect all the information requested in the annual financial statements, as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2018.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES

The Individual Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on May 8, 2019.

The National Security Commission (CNV, for its acronym in Spanish) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences (FACPCE, for its acronym in Spanish) which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Individual AA2000 Financial Statements have been prepared in accordance with the IFRS and IFRIC Interpretations (IFRIC) and International Accounting Standards (IAS) issued by the International Standards Committee. of Accounting (IASC, for its acronym in English, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

1) Comparative Information

The information included in these financial statements has been extracted from the Individual Financial Statements of AA2000 as of March 31, 2018 and December 31, 2018, approved in a timely manner by the Board of Directors and by the Company's Shareholders, and restated to the closing currency of March 31, 2019, depending on the application of IFRS 29 (see Note 2.7).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

At March 31, 2019 AA2000 has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.18	Net Shareholders ‘equity at closing	Income for the year
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	40,574,973	40,859,806	(928,916)
Cargo & Logistics S.A.	5,566,259	98.63%	1,196,341	1,212,959	(608,526)
Paoletti America S.A.	6,000	50.00%	15,526	31,052	(1,829)
Texelrío S.A. (3)	84,000	70.00%	65,897,655	83,396,651	1,047,981
Villalonga Furlong S.A. (4)	123,700	1.46%	50,560	3,463,032	(12,988)

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)	The Net Shareholders Equity includes 4.000.000 of preferred shares.
(4)	Owner of 98.42% of the capital stock and votes in a direct way.

3) Accounting Policies

The accounting policies applied to the Separated Condensed Individual Interim Financial Statements are consistent with the Individual Financial Statements ended at December 31, 2018.

4) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

5) Changes in accounting policies and disclosures

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2019 and have been adopted by the Company

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets.

The Company has revised its lease agreements in force as of January 1, 2019 and has recorded an initial "Right of Use" asset for the initial application of IFRS 16 for a total of $ 182,815,556 and a liability for "Lease liabilities" For $ 182,815,556.

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

There were no other additional changes in the Group's accounting policies based on the effective application standards as of January 1, 2019 described above.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Individual Financial Statements for the year ended December 31, 2018.

7) Foreign currency translation

The figures included in the financial statements were measured using its functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is coincident with the presentation currency of the financial statements.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Functional and presentation currency (Contd.)

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also correspond to the comparative information of these individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account a significant increase in inflation during 2018, which in addition to the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Individual Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the CNV established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Functional and presentation currency (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a high inflation economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the National Institute of Statistics and Censuses (INDEC, for its acronym in Spanish). The quarterly index for the period ended March 31, 2019 was 1.1178; likewise, the inter-annual index for the period from March 31, 2018 to March 31, 2019 was 1.5473.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Individual Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, right of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to March 31, 2019 at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of March 31, 2019. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of March 31, 2019, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of March 31, 2019, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Transactions and balances

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gain and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for litigations related to the ordinary course of business. No significate liability is expected to arise from contingent liabilities different from the reserved ones.

9) Income and deferred tax - Tax Revaluation

The charge for income tax in the year 2019 was $ 489 million, including a charge for current tax of $ 877 million that was mostly offset by a deferred tax income. During the year, the Company adhered to the tax revaluation of Law No. 27,430, generating a deferred tax income of $ 1,615 million, as well as a higher current tax of $ 517 million.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 3 - BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION

	03.31.19	12.31.18
	$
Cash and cash equivalents
Cash and funds in custody	9,902,788	11,885,500
Banks	3,670,557,575	3,268,093,607
Checks not yet deposited	19,886,882	27,357,657
Time deposits	913,968,074	1,025,364,154
	4,614,315,319	4,332,700,918

Trade receivables, net
Trade receivables	3,046,004,346	2,846,624,200
Related parties (Note 7)	50,030,716	58,712,855
Checks - postdated checks	27,687,986	38,111,341
Provision for bad debts (Note 8)	(374,928,392)	(348,911,006)
	2,748,794,656	2,594,537,390

Other current receivables
Expenses to be recovered	21,100,881	24,226,856
Guarantees granted (Nota 12)	5,520,910	6,171,172
Related parties (Note 7)	7,213,857	8,063,518
Tax credits	910,719,231	1,081,625,893
Prepaid Insurance	17,135,669	31,252,612
Other	785,407	1,090,049
	962,475,955	1,152,430,100

Other non-current receivables
Trust for Strengthening (Note 7)	4,406,724,938	4,526,320,914
	4,406,724,938	4,526,320,914

Accounts payable and other-current
Obligations payable	104,346,854	46,414,290
Suppliers	1,742,514,856	2,008,397,650
Foreign suppliers	46,499,361	79,833,640
Related parties (Note 7)	135,506,745	233,524,523
Salaries and social security liabilities	746,449,383	901,152,892
Other fiscal liabilities	183,749,989	156,139,317
	2,959,067,188	3,425,462,312

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 3 - BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENT OF FINANCIAL POSITION (Contd.)

	03.31.19	12.31.18
	$
Accounts payable and other- non current
Tax liabilities	78,416,631	98,139,826
	78,416,631	98,139,826

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME	03.31.19	03.31.18
	$
Revenues
Aeronautical revenues	4,536,746,746	3,762,703,626
Non-aeronautical revenues	2,577,207,264	2,535,006,957
	7,113,954,010	6,297,710,583

As of March 31, 2019 and 2018, "over the time" income from contracts with customers was $6,096,520,673 and $5,280,758,697, respectively.

Other net incomes and expenses
Trust for Strengthening	176,430,576	156,652,221
Other	(666,798)	(9,221,078)
	175,763,778	147,431,143

Finance Income
Interest	354,968,875	25,519,100
Foreign Exchange differences	88,743,724	(78,201,986)
	443,712,599	(52,682,886)
Interest	(322,264,777)	(231,204,732)
Foreign Exchange differences	(496,585,600)	155,668,879
	(818,850,377)	(75,535,853)
	(375,137,778)	(128,218,739)

Income Tax
Current	(872,445,987)	(521,400,423)
Deferred	1,367,237,710	(128,176,374)
	494,791,723	(649,576,797)

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 4 - INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2019	2018
	$
Balance at January 1	108,239,333	112,146,211
Income from investments accounted for by the equity method	(504,278)	(3,712,197)
Balance at March 31	107,735,055	108,434,014

NOTE 5 - INTANGIBLE ASSETS

	2019	2018
	$
Original values
Balance at January 1	55,717,398,782	48,460,082,918
Acquisitions	2,298,290,404	1,271,322,868
Balance at March 31	58,015,689,186	49,731,405,786

Accumulated Amortization:
Balance at January 1	(15,900,891,954)	(12,762,480,996)
From the period (Nota 10)	(920,781,813)	(666,130,055)
Balance at March 31	(16,821,673,767)	(13,428,611,051)
Total net balance at March 31	41,194,015,419	36,302,794,735

NOTE 6 - BORROWINGS

Breakdown of borrowings	03.31.19	12.31.18
	$
Non-current
Negotiable Obligations	15,172,500,000	15,275,884,848
Finance lease liabilities	10,122,115	17,988,155
Cost of issuance of Negotiable Obligations	(73,904,371)	(88,289,891)
Total Non- Current	15,108,717,744	15,205,583,112
Current
Negotiable Obligations	2,430,834,020	1,827,523,468
Finance lease liabilities	44,536,930	54,258,897
Cost of issuance of Negotiable Obligations	(10,557,767)	-
Total Current	2,464,813,183	1,881,782,365
Total	17,573,530,927	17,087,365,477

Breakdown of borrowings	2019	2018
	$
Balance at January 1	17,087,365,477	12,462,061,249
New borrowings	761,787	18,956,096
Borrowings paid	(289,560,886)	(240,703,929)
Accrued interest	297,691,769	222,023,520
Foreign Exchange differences	477,665,426	(168,687,343)
Inflation adjustment	(392,646)	331,726,972
Net Balance at March 31	17,573,530,927	12,625,376,565

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS (Contd.)

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

At March 31, 2019 the reasonable value of negotiable obligations issued in February 2017 is of $17,180,632,858. Such method of valuation is classified according to IFRS 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at March, 31, 2019 and December 31, 2018 are as follows:

	03.31.19	12.31.18
	$
Trade receivables net- Current
Servicios y Tecnología Aeroportuarios S.A.	7,926,212	6,408,983
Other related companies	42,104,504	52,303,872
	50,030,716	58,712,855
Other current receivables
Cargo & Logistics S.A.	795,282	888,952
Other related companies	6,418,575	7,174,566
	7,213,857	8,063,518
Accounts payable and other- Current
Servicios y Tecnología Aeroportuarios S.A.	14,077,669	34,984,189
Texelrío S.A.	8,134,900	40,710,062
Other related companies	113,294,176	157,830,272
	135,506,745	233,524,523
Provisions and other charges
Villalonga Furlong S.A.	980,059	1,482,903
Other related companies	426,249	476,453
	1,406,308	1,959,356

During the three month periods ended at March 31, 2019 and 2018, the Company has charged the cost $83,944,837 and $87,364,684 respectively for maintenance done with Texelrio S.A.

During the three month periods ended March 31, 2019 and 2018 the Company has charged to the cost $45,408,469 and $24,318,322 respectively with Proden SA for management control services, financial assistance, internal audit, out sourcing of systems and technology and rental and maintenance of offices.

During the three-month periods ended March 31, 2019 and 2018 the Company has charged at cost $11,768,083 and $8,854,604, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the three-month periods ended March 31, 2019 and 2018, the Company has charged with Helport S.A. to intangible assets $28,914,923 and $198,764,473 respectively and at cost $77,964,612 and $32,555,716 respectively

During the period ended at March 31, 2019 $73,907,633 of dividends have been paid to the shareholders according to their shareholding.

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

At March 31, 2019 and December 31, 2018 the Company owed the Argentine National Government $356,875,211 and $363,508,457 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $4,406,724,938 and $4,526,320,914 respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $12,052,992 and $18,298,372 for the three month periods ended at March 31, 2019 and 2018 respectively.

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the República Argentina or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 8 - BAD DEBT PROVISIONS

	2019	2018
	$
Initial balance at January 1	348,911,006	249,552,806
IRFS 9 adjustments at the beginning	-	(118,944,663)
Balance at January 1	348,911,006	130,608,143
Increases (*)	136,509,560	6,582,376
Usage	(69,302,602)	-
Inflation adjustment	(41,189,572)	(8,832,956)
Final Balance at March 31	374,928,392	128,357,563

(*) As of March 31, 2019 and 2018 includes $85,033,807 and $6,582,376 respectively in Distribution and Commercialization Expenses (Note 10) and $51,475,753 in Exchange Difference (Note 3).

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Litigation	Related Parties (Note 7)	Deferred Income	Trust for works- Portfolio of Projects 2012/2014	Guarantees Received	Upfront fees from Concessionai- res	Dividends to be paid (Note 7)	Total
At January 1, 2019	66,158,022	1,959,356	157,950,323	167,550,227	53,833,299	146,114,985	-	593,566,212
Increases	1,791,310	-	125,936,488	563,180,970	31,517,902	10,223,988	-	732,650,658
Decreases	(1,975,806)	(368,309)	-	(537,221,114)	(17,244,163)	-	-	(556,809,392)
Inflation adjustment	(6,971,136)	(184,739)	-	(18,539,111)	335,854		-	(25,359,132)
Accruals	-	-	(78,282,941)	-	-	(9,037,055)	-	(87,319,996)
At March 31, 2019	59,002,390	1,406,308	205,603,870	174,970,972	68,442,892	147,301,918	-	656,728,350

Total current	59,002,390	1,406,308	176,086,802	174,970,972	68,442,892	31,182,903	-	511,092,267
Total Non current	-	-	29,517,068	-	-	116,119,015	-	145,636,083

At January 1, 2018	88,811,143	6,907,431	180,564,480	123,799,630	51,022,868	182,332,475	404,337,088	1,037,775,115
Increases	4,563,405	89,921	26,040,105	230,966,294	16,363,800	5,422,745	-	283,446,270
Decreases	-	(1,132,545)	-	(222,703,228)	(847,453)	-	(73,907,633)	(298,590,859)
Inflation adjustment	(5,649,198)	(407,274)	-	(2,365,150)	(5,526,474)	-	(28,701,392)	(42,649,488)
Accruals	-	-	(49,435,670)	-	-	(11,076,805)	-	(60,512,475)
At March 31, 2018	87,725,350	5,457,533	157,168,915	129,697,546	61,012,741	176,678,415	301,728,063	919,468,563

Total current	87,725,350	5,457,533	117,494,482	129,697,546	61,012,741	40,411,127	301,728,063	743,526,842
Total Non current	-	-	39,674,433	-	-	136,267,288	-	175,941,721

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 10 – COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Administrative expenses	Distribution and selling expenses	Total
	$
Three month period ended at 03.31.19
Specific allocation of revenues	1,058,583,456	-	-	1,058,583,456
Airport services and maintenance	876,324,947	3,315,447	58,308	879,698,702
Amortization of intangible assets	896,236,412	23,846,069	699,332	920,781,813
Salaries and social security contributions	852,688,840	135,056,815	10,592,472	998,338,128
Fees for services	47,467,324	26,094,263	5,529,395	79,090,982
Public utilities and contributions	167,729,770	965,661	86,083	168,781,514
Taxes	36,346,018	55,712,863	338,712,002	430,770,883
Office expenses	127,543,850	28,125,778	974,973	156,644,600
Insurance	15,086,171	20,834	-	15,107,005
Advertising expenses	-	0	83,469	83,469
Bad debt charges	-	0	85,033,807	85,033,807
Board of Directors and Supervisory Committee fees	-	5,061,376	-	5,061,376
Amortization right of use	27,752,700	-	-	27,752,700
Total at 03.31.19	4,105,759,488	278,199,106	441,769,841	4,825,728,435

Three month period ended at 03.31.18
Specific allocation of revenues	939,913,326	-	-	939,913,326
Airport Services and maintenance	910,922,881	10,734,182	4,992,863	926,649,926
Amortization of intangible assets	658,093,883	6,785,204	1,250,968	666,130,055
Salaries and social security contributions	755,470,870	116,202,129	27,905,933	899,578,932
Fees for services	9,663,535	15,959,271	4,046,815	29,669,621
Public utilities and contributions	143,293,224	992,310	296,375	144,581,909
Taxes	25,533,087	67,389,403	327,635,775	420,558,265
Office expenses	50,153,337	98,006,810	2,703,713	150,863,860
Insurance	16,693,835	1,029,844	-	17,723,679
Advertising expenses	-	-	12,234,402	12,234,402
Bad debt charges	-	-	6,582,376	6,582,376
Board of Directors and Supervisory Committee fees	-	5,451,375	-	5,451,375
Total at 03.31.18	3,509,737,978	322,550,528	387,649,220	4,219,937,726

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 11 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.19		Foreign exchange rates	Amount in local currency at 03.31.19	Amount in local currency at 12.31.18
				$
ASSSETS
CURRENT ASSETS

Cash and cash equivalents	US$	89,987,850	43.1500	3,882,975,721	3,227,968,673
Trade receivables	US$	57,912,098	43.1500	2,498,907,021	2,028,856,110
Current investments	US$	-		-	208,488,960
				6,381,882,742	5,465,313,743
Total current assets				6,381,882,742	5,465,313,743
Total assets

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	9,137,398	43.3500	396,106,192	491,544,235
	Euros	1,691,999	48.7081	82,414,052	105,405,007
Borrowings	US$	55,142,337	43.3500	2,390,420,300	2,384,400,273
Total current liabilities				2,868,940,544	2,981,349,515
NON-CURRENT LIABILITIES
Borrowings	US$	350,000,000	43.3500	15,172,500,000	20,180,299,269
Total non- current liabilities				15,172,500,000	20,180,299,269
Total liabilities				18,041,440,544	23,161,648,784
Net liability position				11,659,557,802	17,696,335,041

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 12 - OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at March 31, 2019 and 2018 include $5,520,910 and $8,063,518 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At March 31, 2019 capital stock is as follows:

Par Value
$
Paid-in and subscribed	887,769,939
Registered with the Public Registry of Commerce	887,769,939

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 629,252,640 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - CAPITAL STOCK AND SHARE PREMIUM

The preferential dividend accrued for the year ended December 31, 2018 is $12,585,053. The ordinary, special general meeting of shares classes A, B, C and D and special of preferred shares held on April 30, 2019 resolved not to address the agenda item referred to the purpose of the result for the year 2018, for which purpose a new assembly will be called.

Likewise, the preferential dividend accrued for the three-month period ended March 31, 2019 is $3,209,188 and will be recorded at the time of its approval by the Shareholders' Meeting.

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND APRIL 30, 2019

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;

(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 30, 2019 resolved not to address the agenda item referred to the purpose of the result for the year 2018, for which purpose a new assembly will be called.

NOTE 16 - EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	03.31.2019	03.31.2018
Income for the year, net accrued dividends	2,177,229,370	1,015,033,734
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	8.4220	3.9264

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format (Contd.)

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Individual Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the financial statements audited at December 31, 2018.

There have been no changes in the risk management policies since the last yearly closing.

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format

Information required by the article 68 of the regulations of the Buenos Aires Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

General issues about the activity of the Company

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates					Without
							established
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	term	Total
	$
RECEIVABLES
Trade receivables	1,582,626,504	1,163,556,328	2,127,120	484,704	-	-	-	2,748,794,656
Other receivables	-	10,883,574	4,283,918	4,283,917	4,283,917	4,406,724,938	938,740,629	5,369,200,893
	1,582,626,504	1,174,439,902	6,411,038	4,768,621	4,283,917	4,406,724,938	938,740,629	8,117,995,549

DEBTS
Specific allocation of income to be paid E.N.A.	-	356,875,211	-	-	-	-	-	356,875,211
Accounts payable and other	541,889,199	1,683,940,114	11,424,372	10,603,400	711,210,103	78,416,631	-	3,037,483,819
Borrowings	-	271,828,811	730,994,791	730,994,791	730,994,790	15,108,717,744	-	17,573,530,927
Income tax liabilities	-	310,866,245	102,580,998	-	-	-	-	413,447,243
Deferred tax	-	-	-	-	-	-	4,393,939,047	4,393,939,047
Provisions and other charges	-	255,086,586	72,880,530	41,714,500	12,559,062	145,636,083	128,851,589	656,728,350
	541,889,199	2,878,596,967	917,880,691	783,312,691	1,454,763,955	15,332,770,458	4,522,790,636	26,432,004,597

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format

Information required by the article 68 of the regulations of the Buenos Aires Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

General issues about the activity of the Company (Cont.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (*)
	Thousands of $
In national currency	5,619,089	3,826,155
In foreign currency
American dollars	2,498,907	17,959,027
Euros	-	82,414
Total	8,117,996	21,867,596

(*) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format

Information required by the article 68 of the regulations of the Buenos Aires Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

General issues about the activity of the Company (Cont.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes	% share in preferred capital
Societá per Azioni Esercizi Aeroportuali S.E.A.	21,973,747 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Clase A	8,50%	8,50%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Clase B	29,75%	29,75%
RIVA SAICFyA	2,197,375 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Clase B	0,85%	0,85%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Clase C y Clase A	45,90%	45,90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Clase D	15%	15%
Estado Nacional Argentino	629,252,640 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 16.				100%

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format

Information required by the article 68 of the regulations of the Buenos Aires Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Receivables:

Year	In thousands of pesos
1st Semester	56,450
Without established deadline	795
Total	57,245

Debts:

Year	In thousands of pesos
1st Semester	135,933
Without established deadline	980
Total	136,913

Classification of credits and debts, in a way that allows to know the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

In thousands of
In national currency	$
Without adjustment clauses	57,245
57,245

Debts with Companies of Art. 33 of Law No. 19,550

In thousands of
In national currency	$
Without adjustment clauses	136,913
136,913

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format

Information required by the article 68 of the regulations of the Buenos Aires Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

Debts with Companies of Art. 33 of Law No. 19,550 (Cont.)

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates will be indicated. applied.

They do not exist.

Physical inventory of inventories

Frequency and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the period is admissible for inventories.

See Note 2 to the present Financial Statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format

Information required by the article 68 of the regulations of the Buenos Aires Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured	Residual book value
	Thousands of $
Fire	121,646,077	34,574,459
Vehicles	79,146	41,190
Machines and Equipment	48,061	40,284

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered to calculate the provisions whose balances, considered individually or together, exceed two percent (2%) of the equity.

They do not exist

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements.

31

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At March 31, 2019 presented in comparative format

Information required by the article 68 of the regulations of the Buenos Aires Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See note 9.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 16 and 17.

32

REPORT ON REVIEW OF SEPARATE CONDENSED INDIVIDUAL INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. ("the Company") including the separate statement of financial position as at March 31, 2019, the separate statement of comprehensive income for the three months periods ended March 31, 2019 and the separate statements of changes in shareholders' equity and of cash flows for the three-month period then ended and the selected explanatory notes.

The balances and other information for the year 2018 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and, added by the National Securities Commission (CNV) to its regulations, as issued by the International Accounting Standard Board (IASB) and thus, is responsible for the preparation and presentation of the separate condensed individual interim individual financial statements mentioned in the first paragraphs, in accordance with International Accountant Standard No. 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the separate condensed individual interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statements of comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the separate condensed individual interim financial statements mentioned in the first paragraphs, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. are in process of being transcribed into the “Inventory and Balance Sheet” book;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations;

c)	we have read the additional information to the notes to the separate condensed individual interim financial statements required by Article 12, Chapter III, Title IV of the Regulations of the National Securities Commission, on which, insofar as concerns our field of competence, we have no observations to make;

d)	as of March 31, 2019, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $92,852,751, which was not yet due at that date.

Autonomous City of Buenos Aires, May 8, 2019.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have reviewed the accompanying separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. including the separate statement of financial position as of March 31, 2019, the separate statement of comprehensive income for the three-month period ended March 31, 2019 and the separate statements of changes in shareholders' equity and of cash flows for the three-month period ended March 31, 2019, the explanatory notes and the additional information required by the article 63 subsection a), paragraph 6 of the BYMA Regulation.

The Company's Board of Directors is responsible for the preparation and presentation of these separate condensed individual interim financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and, added by the National Securities Commission (CNV) to its regulations, as issued by the International Accounting Standard Board (IASB). Therefore, it is responsible for the preparation and presentation of the separate condensed individual interim financial statements mentioned in the first paragraphs, in accordance with International Accountant Standard No. 34 “Interim Financial Reporting” (IAS 34).

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report on review of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated May 8, 2019, who states that it has been issued in accordance with The International Standard of Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor" of the entity, which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

Based on our review, with the scope described above, we hereby inform that the separate condensed individual interim financial statements as of March 31, 2019 consider all significant events and circumstances that are known to us, they are in process of being established in the Inventory and Balance Book, they arise from the accounting records taken in their formal aspects in accordance with legal regulations and, in that sense, we have no observations to make.

In exercise of our legal supervision duties, during the period at issue, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, May 8th 2019.

Patricio A. Martin
By Surveillance Committee